UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                               SEC FILE NUMBER
                                                                   1-12835
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                                                                CUSIP NUMBER
                                                                  981430101
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                                  (Check One):


            [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB
                                   [ ] Form N-SAR [ ] Form 10-KSB
                        For Period Ended: March 31, 1999

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                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   ----------

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            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Item(s) to which the notification relates:

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Part I--Registration Information

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         Full Name of Registrant:  World Callnet, Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)


                               World Callnet, Inc.
                                  Brecon House
                                  Meridian Gate
                                 207 Marsh Wall
                                 London E14 9YT

                           (City, State and Zip Code)


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Part II--Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or
[X] the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative
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State  below in  reasonable  detail the  reasons  why the Form 10-K,  20-F,11-K,
10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

In October 1998 the registrant completed a merger with a United Kingdom based company that became the succession of the basic business operations and interests of the registrant. The transaction was treated as a reverse acquisition and required that all administrative and operational functions be moved from Dallas, Texas to the new principal office in London, England. Upon closing the acquisition, the registrant changed its fiscal yearend to the September 30 fiscal yearend of the newly acquired entity and assumed its financial reporting history. The experience and familiarity with the periodic reporting process for the registrant were vested in personnel located in Dallas, Texas while the financial records and business activities that had become the basis for future reporting were located in London. The process of capturing the information needed to established proper financial records for compilation into financial reports imposed time constraints that rendered a timely filing of the Form 10-QSB impracticable without undue hardship and expense by the registrant. In addition, certain matters that need to be reflected in the Form 10-QSB require resolution by the Board of Directors (the "Board"). The registrant has been unable to schedule a meeting of the Board at which all Directors can be present to resolve these issues for reasons beyond the control of the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

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Part IV--Other Information
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               (1) Name and  telephone  number of person to contact in regard to this notification

                  Mark D. Wigder            (214)                   855-4500
                     (Name)              (Area Code)          (Telephone Number)

               (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X]  Yes    [ ]  No




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               (3) Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ]  Yes    [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                 [The Rest of this Page is Intentionally Blank]


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                               World Callnet, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 18, 1999                         By:       /s/ Paul Goodman-Simpson
                                                      --------------------------
                                                      Paul Goodman-Simpson
                                                      President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



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